SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04
Company Registry (NIRE): 3330001159-5

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“CSN”) informs its shareholders and the public in general that, following the Notice to the Market released on 30 December, 2009 and the Material Fact Notice released on 18 December 2009, CSN Cement S.à.r.l. (formerly Seavon Holding S.à.r.l.), a company organized and existing under the laws of Luxembourg and entirely indirectly held by CSN, in the capacity of Offeror and replacing CSN in such capacity, has made public as of this date a Second Addendum to the Preliminary Announcement for the Launching of a General Takeover Bid for the Acquisition of Shares representing the Share Capital of Cimpor – Cimentos de Portugal, SGPS, S.A., as an addendum to the Preliminary Announcement made public on 18 December 2009 and to the first addendum to such announcement disclosed on the same date.

Under the referred Second Addendum, it is informed that the competition authorities to which approval the bid is conditioned are the European Commission, the Rekabet Kurumu (Turkish Competition Authority), the Ministry of Commerce of the People’s Republic of China and the South African Competition Commission, which are the competition authorities for the European Union, Turkey, People’s Republic of China and South Africa, respectively. It is also informed that the Offeror and CSN are considering whether to decide, simultaneously to the launching of the Offer, to make use of an option provided for in the European Commission Regulation on the control of concentrations between undertakings (which allows the implementation of a tender offer prior to a decision of the European Commission provided that the acquirer does not exercise the voting rights attached to the relevant securities until a favorable decision is taken or does so before such a decision is taken only to maintain the full value of its investments based on a derogation granted by the Commission), as well as to withdraw the condition related to the decisions of the other competition authorities Finally, for the purposes above, it is clarified that a pre-notification was made to the European Commission on 4 January 2010 and the final notification was filed on 14 January 2010. The deadline for a decision from the European Commission ends on 18 February 2010.

Rio de Janeiro, January 26, 2010

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.